Law Offices of

KIMBERLY L. RUDGE, P.A.

4654 SR 64 E, #133

Bradenton, Florida 34208

(941) 747-5290 phone

(866) 903-8504 facsimile

krudge@tampabay.rr.com

February 18, 2014

Via Edgar and E-mail:

Attn: Lilyanna Peyser, Special Counsel

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Diamond Enterprises Technologies, Inc.

Form:  S-1/A

File No: 3330192135

Response to: Comment letter dated December 3, 2013

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

None at this time.  The Company undertakes to provide such information to the Commission, if and when, it becomes available in the future.

2. It appears you may be a blank check company as defined in Rule 419 of Regulation C in view of the fact you are a development stage company issuing penny stock, you have commenced apparently nominal operations, you have no revenues from your intended business line and no contracts or agreements with customers or suppliers, and you will be unable to implement your business plan without substantial additional funding.  Please provide a detailed explanation as to why Rule 419 does not apply to this offering, including a specific business plan for the next twelve months. In providing the specific business plan, the company should also disclose its day-to-day operations. Also disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.  Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C and indicate that you are a blank check company.

The Registrant asserts that it is not a blank check company as defined in Rule 419 of Regulation C.   Under Rule 419 of Regulation C, a “blank check company” is defined as a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition ….” The Registrant is not a blank check company and in support thereof asserts that while it has not commenced full operations, it has a specific business plan and a specific purpose.  The Registrant has taken substantial steps towards the implementation of its business plan, i.e. by purchasing two (2) of the machines (at significant cost) needed for the full implementation of its plan.  In addition, the Registrant has the necessary personnel needed to implement its plan and has been in negotiations for the required commercial space needed to house its operations.  While the Registrant has not yet entered into contracts or agreements with customers or suppliers, the Registrant asserts that such contracts/agreements would not be necessary to institute the business’ plan in that the Company can (and will) purchase its needed raw materials on an as-needed basis.  The principal officer is already engaged in a related business and has the connections necessary to purchase the raw materials when needed.  The Registrant has supplemented its Registration Statement to provide a more detailed explanation of its business plan for the next twelve months.  The Registrant has no current plans, arrangements, commitments or understanding to engage in a merger or acquisition with another company.

Prospectus Cover Page

3. Please revise your registration statement as necessary to clearly disclose all of the types and amounts of securities that you and the selling shareholders intend to offer and sell pursuant to it.  In this regard, please include on your prospectus cover page in similar font size and script the number of share being sold by selling shareholders in a manner as prominently as the disclosure of the sale of shares by you.

The S-1/A has been amended by adding to the Prospectus cover page the number of shares being sold by selling shareholders.

4. We note your risk factor that you do not plan to place funds in an escrow, trust, or similar account.  Please revise the prospectus cover page to describe the effect of this on investors.  Please refer to Item 1 of Form S-1 and Item 501(b)(8) of Regulation S-K. Please make similar revisions under the heading “Plan of Distribution” on page 27.

The Company does not plan to place funds in an escrow, trust or similar account and the effect of this on investors has been included on the prospectus cover page and under the heading “Plan of Distribution”. There is no minimum offering amount and we have not established an escrow to hold any of the proceeds from the sale of the shares offered by the Company.  As a result, all proceeds from the sale of shares offered by the Company will be available for immediate use by the Company.   The proceeds of the sale may not be sufficient to implement the Company’s business strategy.  The S-1/A has been revised throughout to reflect this.

5. Please revise the prospectus cover page to include the disclosure required by Item 501(b)(8) of Regulation S-K.  For example, if the primary offering is to be conducted on a self-underwritten, best-efforts basis, please say so. Please similarly revise your Plan of Distribution section to clarify the method by which you will distribute the shares in the primary offering, as your current disclosure appears to contemplate a number of different and contradictory such methods.  Please refer to Item 508 of Regulation S-K.

The Prospectus cover page and the section labeled “Plan of Distribution” of the S-1/A has been revised, as requested, to state that the primary offering is to be conducted on a self-underwritten, best-efforts basis.

Prospectus Summary, page 1

6. Revise to clarify that the summary highlights “material” rather than “selected” information.

The Prospectus Summary of the S-1/A has been revised to clarify that the summary highlights “material” rather than “selected” information.

Our Business, page 1

7. We note your statement that you are an “emerging growth company.”  If so, as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please revise your prospectus to:

•

Describe how and when a company may lose emerging growth company status;

The section entitled “Our Business” of the S-1/A has been revised to reflect the following:

The Company may lose its emerging growth company status as defined by the Jumpstart Our Business Startups Act (the “JOBS Act”) when we have had annual gross revenue of 1,000,000,000 during our most recent completed fiscal year.   We will be deemed an emerging growth company until “the earliest of the last day of the fiscal year of which we had a total annual gross revenues of $1,000,000,000 or more; the last day of the fiscal year of the following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under this title; the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or the date on which we are deemed to be a ‘‘large accelerated filer’’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor’’.

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

The section entitled “Our Business” of the S-1/A has been revised to reflect the following:

As an emerging growth company we are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures. Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company we are also exempt from Section 14A (a) and (b) of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

•

State your election under Section 107(b) of the Act:

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

The section entitled “Our Business” of the S-1/A has been revised to reflect the following:

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the  adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Per your request, we have also included a Risk Factor indicating our election to delay the adoption of the new or revised accounting standards until those standards apply to private companies.

We have further revised to include a more comprehensive explanation of our short term business plan (12 months and under).

8. The summary description of your business appears to be incomplete. Please revise this section to describe what, if anything, you will do with the diamonds after they are processed by the HPHT Machines.

The section entitled “Our Business” of the S-1/A has been revised to reflect the following:

After the diamonds are processed by the HPHT machines, they will be sold through auction, international jewelry fairs, over the internet and through the use of wholesale and retail jewelry store outlets and channels.

About This Offering, page 3

9. Please revise to indicate that you and the selling shareholders will sell shares in the offering at $1.00 per share, until the shares are quoted on the OTC Bulletin Board or listed on an exchange and thereafter at prevailing market prices or privately negotiated prices.

The section entitled “About This Offering” has been amended to reflect:

“The company and the selling shareholders will offer and sell the common shares in the offering at a price of $1.00 per share until the shares are quoted on the OTC Bulletin Board or listed on an exchange and thereafter at prevailing market prices or privately negotiated prices.”

Cautionary Note Regarding Forward-Looking Statements, page 9

10. We note your disclaimer that you have not taken “no obligation to update publicly or revisions to any forward-looking statements” contained in your registration statement. In light of your continuing disclosure obligations upon the effectiveness of this registration statement, please clarify this disclaimer.

The S-1/A has been revised as requested to delete the reservation.

Use of Proceeds, page 10

11. We note your statements that you will have “broad discretion in the allocation of the net proceeds” of the offering and “may reallocate such proceeds as the situation dictates.” If you reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and you must indicate the alternatives to such use in that event. Please revise.  Please refer to Instruction 7 of Item 504 of Regulation S-K.

The S-1/A has been revised as requested to reflect that the company does not intend to use broad discretion in the allocation of the net proceeds.  The Use of Proceeds table has also been revised.

Description of Business and Property, page 14

General, page 14

12. We note your disclosure that once you are fully operational you will produce gross revenues on an annual basis of $404,941,270 and generate net income of $161,588,131. Given that you are currently in the development stage, please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months.  In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone.  Descriptions of these planned business activities should be accompanied by a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan and the projected gross revenues and net income presented.  We may have further comment upon reading your response and revisions.

The Company’s Description of Business and Property section has been revised to delete specific numeric projections and to add a more detailed operational milestone plan.

Products and Services, page 14

13. We note your disclosure that you intend to become a “major player” in your industry. Please expand to clearly explain what this means.

The S-1/A has been revised to delete that reference.

14. We also note your disclosure that you plan to use your “global relationship network” to acquire diamonds.  As you have had no operations, explain in detail how you have a global relationship network and of what this network consists.

The S-1/A has been revised to delete the reference to “global relationship network” and to explain that the Company will be utilizing the relationships developed by its principal Eduard Musheyer.

Get the raw materials, page 15

15. We note that you plan to source your diamonds from India but under “Competition” you disclose that you plan to source your diamonds from Canada, Australia, Botswana, Russia, Zaire and South Africa.  Please reconcile your disclosures.  In addition, we note that Zaire is now named the Democratic Republic of Congo.

We have changed the heading to “Acquire the raw materials” and have reconciled the sections discussed.

 Management’s Discussion and Analysis of Financial Cond ition and Results of Operations, page 16

16. Where you state that Mr. Musheyev “intends to continue” to finance the company with his own funds and “fund shortfalls as needed,” please revise to clarify, if true, that you do not have an agreement with place with Mr. Musheyev regarding such intentions.

The S-1/A has been revised to reflect that there is no formal agreement in place for Mr. Musheyev to provide any future funds to the Company.

Our Management, page 19

17. Please revise Mr. Musheyev to biography to include the names of the companies he founded.

The S-1/A has been revised as requested to include the names and positions of companies he has founded.

18. Please revise to describe the business experience of Messrs. Musheyev, Nikitin and Jordan Friedberg for the past five years, or clarify your disclosure by adding dates or the duration of employment.  Refer to Item 401(e) of Regulation S-K.

The S-1/A has been revised as requested.

Executive Compensation, page 21

19. Please expand your disclosure to explain the services provided by Mr. Mortman.

The S-1/A has been revised as requested.

Security Ownership of Certain Beneficial Owners and Management, page 22

20. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Summit Trading Limited, Southeast Research Partners, LLC, Prosper Capital, Inc. and Sierra Trading Group.  Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.  Please make the same disclosure in the Selling Stockholders table on page 27 with respect to all selling stockholders that are not natural persons.

The S-1/A has been revised as requested.

Certain Relationships and Related Party Transactions, page 22

21. We note your disclosure that officers and shareholders “have contributed capital to the Company for working capital purposes, paid expenses incurred on behalf the Company and contributed equipment since the Company’s inception in January 2013 in aggregate of $745,559”.  Please provide greater details of these transactions, including the amounts and the persons making the contributions.  Please refer to Item 404 of Regulation S-K.

The S-1/A has been revised to reflect the details of these transactions as requested.

22. Please describe in this section the terms and conditions under which Mr. Nikitin will receive 34,500,000 shares of common stock, as well as the provision of office space by one of your principals at no cost (and name such principal). Please also file as exhibits the agreements described in this section.  Please refer to item 601(b)(10) of Regulation S- K.

The S-1/A has been revised to more fully reflect the terms under which Mr. Nikitin will receive 34,500,000 shares of the Company’s common stock and to reflect that since the filing, the Company has ceased using the office space provided by Mr. Musheyev and has relocated its machine housing facility to a temporary space under a month to month lease, the terms of which are disclosed in this Amendment.

23. Please explain what it means that Mr. Nikitin’s loan is convertible at a 50% discount to market.

The S-1/A has been revised to delete this reference, as the agreement has expired.

Description of Capital Stock

24. Please provide a detailed explanation of the terms of your Series A Convertible Preferred Stock as you did for your Common Stock. As applicable, revise your prospectus to refer to your convertible preferred stock rather than preferred stock.

The S-1/A has been revised to provide the rights and privileges of the Series A Convertible Preferred Stock as requested.

Selling Stockholders, page 24

25. Please revise to correct the number of shares being registered for resale in the first sentence of this section.

The S-1/A has been revised as requested.

26. We note that you are registering the resale of 12,454,000 shares of common stock. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the offering of such shares appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at- the-market offering under Rule 415(a)(4).  Therefore, please revise the terms of your offering to provide that all offers and sales by selling stockholders will be made at the disclosed fixed price for the duration of the offering and to identify the selling shareholders as underwriters.  Alternatively, reduce the size of the offering to one-third of the total number of outstanding shares held by non-affiliates. If you disagree with our determination, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In this regard, please address the factors referred to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov.

c

In response to this comment, the Company has determined to reduce the number of shares being registered for resale by its selling shareholders to 2,987,820 shares of common stock.

27. Please disclose whether the selling shareholders that are not natural persons are broker- dealers or affiliates of broker-dealers.  We may have further comment have reviewing your response.

The S-1 has been revised to reflect that none of the Selling Stockholders, including those that are not natural persons, are broker-dealers or affiliates of broker-dealers.

Plan of Distribution, page 25

28. We note that you may sell shares directly.  Please revise to clarify who would sell the shares under these circumstances.  If an officer of the company will be relying upon the safe harbor from broker-dealer registration found in Exchange Act Rule 3a-41 then please provide us with the basis for reliance upon such exemption.

The S-1/A has been revised to reflect that only Officers and/or Directors of the company that have been appointed to that function will be permitted to sell the Company’s shares.  No person will be permitted to sell the company’s shares who is themselves or who is an associated person of a broker or dealer within the prior twelve (12) months; or who has been subject to a statutory disqualification as defined in section 3(a)(39) of the Act.  No Company employee/officer or director will be compensated by commissions or other remuneration based either directly or indirectly on any such transactions.   All sales by the company’s officer, directors or employees will be conducted in accordance with the requirements of the safe harbor found in Exchange Act Rule 3a-41.

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator

Notes to Financial Statements, page 41

Note 4- Property and Equipment, page 43

29. Please explain in detail how you acquired and valued the property, plant and equipment acquired in exchange for 760 thousand shares of stock.  In this regard, please disclose how fair value was determined and explain to us in detail how you were able to substantiate fair value.  Please tell us whether the property was acquired from a related party and if so, the nature and extent of the related nature. With respect to the contribution of property by a donor, please advise whether the donor’s cost represented fair value at the date of contribution and the actual date and cost such asset was purchased by the donor.  We may have further comment.

We acquired the second High Pressure High Temperature (“HPHT”) machine from Vadim Vladirmirovich Nikitin (“Nikitin”), by issuing 760,000 shares of our common stock. The machine was acquired by Nikitin from an unrelated third party on May 17, 2012 for approximately 42,000,000 Russian rubbles (the equivalent of $1,400,000). The Company and Nikitin entered into an agreement on May 1, 2013 whereby the Company agreed to issue 760,000 shares of its common stock valued at $1.00 per share in exchange for the machine. The number of shares issued and the assigned value of $ 1.00 per share was a negotiated by the two parties based upon the Company’s status at the time the agreement was entered into. At the time of the transaction, Nitikin was not a shareholder or Director of the Company; the Company was in the organizational phase, with no operations and limited capitalization, and having all the risks inherent with a starting a new venture using new and unproven technology. The number of shares issued and the price per share was negotiated at arms length between the Company and Nikitin. Given the facts and circumstances, the Company believes there was no need for a third party valuation to substantiate the fair value of the shares issued for the machine.

Subsequent to the transfer of the machine, Nikitin was named a member of the Company’s Board of Directors.

The Company’s policy is to account for acquisitions or contributions of long lived assets from shareholders and related parties at the transferor’s historical cost or market, whichever is lower. Since the $760,000 valuation of the machine was lower than the transferor’s historical cost, the Company recorded the asset at assigned value of $760,000.

The Company believes its policy for accounting for equipment acquired from related parties is reasonable and in accordance with generally accepted accounting principles.

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator

Item 15. Recent Sales of Unregistered Securities, page 48

30. We note your disclosure that you issued shares in reliance on the exemptions of Regulation D.  If so, please file the relevant Form D. In addition, please briefly state the facts relied upon to make the exemptions under Sections 4(2), 4(6) and Regulation D available.

The S-1/A has been revised to reflect that all shares sold by the issuer were sold in transactions not involving a public offering, and were made only to individuals or entities with whom the principals had a prior relationship. No general solicitation or advertising was utilized.  The Company has filed its Form D with the Commission.

Signature, page 51

31. Your registration statement should be signed by the company, your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. In this regard, there should be separate signature blocks for the company and each of the required persons.  Please revise your signatures so that they are consistent with the requirements of Form S-1.  Refer to the signature page of Form S-1 and the related instructions.

The signature page of the S-1/A has been revised as requested.

Exhibit 5.1

32. We note the opinion of counsel that “the shares of Common Stock currently issued and outstanding are duly and validly issued as fully paid and non-assessable.” Given that the opinion defines the phrase “Common Stock” to mean the 6,000,000 shares of common stock to be issued by the company, presumably the term does not include any shares that currently are issued and outstanding. Please advise or revise.

The opinion of counsel for the S-1/A has been revised as requested.

Exhibit 10.3

33. Please revise your subscription agreement to delete the language requiring the investor acknowledge that he/she has “reviewed” the corporate documents regarding the Company and the terms of this Offering.

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator

The subscription agreement has been revised as requested.

Exhibit 23.1

34. We note that the consent provided by your independent registered public accounting firm refers to a report dated October 30, 2013 but the audit report included within the filing is dated November 5, 2013.  Please revise your filing to resolve this inconsistency.

The auditors consent to the S-1/A has been revised as requested.

Sincerely,

/s/ Kimberly L. Rudge

Kimberly L. Rudge

Encls.

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator